Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 24, 2013

Relating to Preliminary Prospectus Supplement dated July 22, 2013 and Prospectus dated April 30, 2013

Registration Statement No. 333-188040

CUSTOMERS BANCORP, INC.

Pricing Term Sheet

6.375% Senior Notes due 2018

Issuer:	Customers Bancorp, Inc.

Type of Security:	Senior Unsecured Notes

Aggregate Principal Amount:	$55,000,000

Underwriters’ Option to Purchase Additional Senior Notes:	The Issuer has granted the underwriters a 30-day option to purchase up to an additional $8,250,000 of the aggregate principal amount of the Senior Notes sold in the offering, solely to cover over-allotments, if any

Maturity Date:	July 31, 2018

Coupon:	6.375%

Issue Price:	100.00%, plus accrued interest, if any, from July 30, 2013

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing September 15, 2013

Record Dates:	March 1, June 1, September 1 and December 1

Day Count Convention:	30/360, unadjusted

Call Features:	Not callable, redeemable or subject to defeasance

Net Proceeds to Issuer:	Approximately $52,634,000, or approximately $60,564,000 if the underwriters exercise the over-allotment option in full

Trade Date:	July 24, 2013

Settlement Date:	July 30, 2013

Denominations:	$25 and integral multiples of $25 in excess thereof

CUSIP:	23204G308

Expected Listing:	NASDAQ

Form of Offering:	SEC Registered (Registration No. 333-188040)

Joint Book-Running Managers:	Janney Montgomery Scott LLC Boenning & Scattergood, Inc.

Co-Manager:	MLV & Co. LLC

The information in this communication supplements the Preliminary Prospectus Supplement filed by the Issuer on July 22, 2013 and supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or accompanying prospectus.

The Issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting Janney Montgomery Scott LLC, Attention: Fixed Income Capital Markets, 1717 Arch Street, Philadelphia, PA 19103 or by emailing prospectus@janney.com; Boenning & Scattergood, Inc., Attention: Fixed Income Capital Markets, 4 Tower Bridge, 200 Barr Harbor Drive, West Conshohocken, PA 19428, (800) 883-1212 or by emailing prospectus@boenninginc.com; or MLV & Co. LLC, Attention: Capital Markets, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, (212) 542-5880 or by emailing prospectus@mlvco.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.